January 15, 2025

VIA EDGAR

To:	Mr. Michael Purcell
Mr. Kevin Dougherty
Mr. Brian McAllister
Ms. Shannon Buskirk
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Toppoint Holdings Inc.
Withdrawal of Acceleration Request for Registration Statement on Form S-1
File No.: 333-281474

Ladies and Gentlemen:

Reference is made to our letter, dated January 14, 2025, in which we requested acceleration of the effective date of the above referenced Registration Statement to 5:00 p.m., Eastern Time, on January 15, 2025. We are no longer requesting that such Registration Statement be declared effective at such time, and we hereby formally, and with immediate effect, withdraw our request for acceleration of the effective date.

Very truly yours,

Toppoint Holdings Inc.

/s/ Hok C Chan
By:	Hok C Chan
Title:	Chief Executive Officer